SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

With copies to:

Christopher Doyle, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
(212) 806-5400

December 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 068221100

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexander C. Kinzler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS		PF; SC; OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	611,250

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	611,250

	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	614,250	(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented By Amount In Row (11)	7.1%	(2)

14.	Type of Reporting Person	IN

(1)           Includes 3,000 shares common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), owned by Mr. Kinzler’s children, to which Mr. Kinzler disclaims beneficial ownership.  Also includes currently exercisable options to acquire 313,750 shares of Common Stock.

(2)           Based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2012, as represented in the Company’s Annual Report on Form 10-K for the year ended September 30, 2012, plus Mr. Kinzler’s currently exercisable options to acquire 313,750 shares of Common Stock.

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

Item 2.  Identity and Background.

(a)  The name of the reporting person is Alexander C. Kinzler.

(b)  Mr. Kinzler’s business address is Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

(c)  Mr. Kinzler is President, Chief Operating Officer and General Counsel of the Company.

(d)  Mr. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Mr. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 3, 2008, options to purchase 30,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the December 3, 2004 non-qualified stock options grant to purchase 150,000 shares of Common Stock (the “2004 Non-Qualified Award”), which options vest over five years from the date of the grant with 20% becoming exercisable on each anniversary of the date of the grant.  Also on December 3, 2008, options to purchase 37,500 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the December 3, 2004 qualified stock options grant to purchase 150,000 shares of Common Stock (the “2004 Qualified Award”), which options vest over four years from the date of the grant with 25% becoming exercisable on each anniversary of the date of the grant.

On December 12, 2008, Mr. Kinzler acquired with personal funds 3,000 shares of Common Stock in open market transactions at a weighted average price of $4.52 per share.  These shares were acquired in multiple transactions at prices ranging from $4.46 to $4.55.  Also on December 12, 2008, options to purchase 25,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the December 12, 2007 non-qualified stock options grant to purchase 150,000 shares of Common Stock (the “2007 Non-Qualified Qualified Award”), which options vest over four years from the date of the grant with 25% becoming exercisable on each anniversary of the date of the grant.

On December 16, 2008, Mr. Kinzler acquired with personal funds 3,000 shares of Common Stock in open market transactions at a weighted average price of $4.72 per share.  These shares were acquired in multiple transactions at prices ranging from $4.70 to $4.75.

On December 31, 2008, Mr. Kinzler acquired with personal funds 8,000 shares of Common Stock in open market transactions at a weighted average price of $4.20 per share.  These shares were acquired in multiple transactions at prices ranging from $4.04 to $4.27.

On February 25, 2009, Mr. Kinzler acquired with personal funds 1,500 shares of Common Stock in open market transactions at a weighted average price of $2.92 per share.  These shares were acquired in multiple transactions at prices ranging from $2.88 to $2.97.

On March 12, 2009, Mr. Kinzler acquired with personal funds 1,500 shares of Common Stock in open market transactions at a price of $3.05 per share.

On July 1, 2009, Mr. Kinzler acquired with personal funds 4,000 shares of Common Stock in open market transactions at a weighted average price of $3.96 per share.  These shares were acquired in multiple transactions at prices ranging from $3.95 to $3.99.

On August 26, 2009, Mr. Kinzler acquired with personal funds 1,500 shares of Common Stock in open market transactions at a weighted average price of $4.47 per share.  These shares were acquired in multiple transactions at prices ranging from $4.44 to $4.49.

On October 7, 2009, Mr. Kinzler acquired with personal funds 2,000 shares of Common Stock in open market transactions at a weighted average price of $4.47 per share.  These shares were acquired in multiple transactions at prices ranging from $4.40 to $4.50.

On December 3, 2009, options to purchase 30,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2004 Non-Qualified Award.

On December 12, 2009, options to purchase 25,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2007 Non-Qualified Qualified Award.

On February 19, 2010, Mr. Kinzler acquired with personal funds 2,500 shares of Common Stock in open market transactions at a weighted average price of $4.07 per share.  These shares were acquired in multiple transactions at prices ranging from $3.94 to $4.20.

On March 16, 2010, Mr. Kinzler acquired with personal funds 2,000 shares of Common Stock in open market transactions at a weighted average price of $4.35 per share.  These shares were acquired in multiple transactions at prices ranging from $4.30 to $4.40.

On June 8, 2010, Mr. Kinzler acquired with personal funds 2,500 shares of Common Stock in open market transactions at a price of $3.04 per share.

On September 21, 2010, Mr. Kinzler acquired with personal funds 2,500 shares of Common Stock in open market transactions at a weighted average price of $2.89 per share.  These shares were acquired in multiple transactions at prices ranging from $2.87 to $2.90.

On December 11, 2010, options to purchase 31,250 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the December 11, 2009 non-qualified stock options grant to purchase 125,000 shares of Common Stock (the “2009 Non-Qualified Award”), which options vest over four years from the date of the grant with 25% becoming exercisable on each anniversary of the date of the grant.

On December 12, 2010, options to purchase 25,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2007 Non-Qualified Qualified Award.

On January 21, 2011, Mr. Kinzler acquired with personal funds 1,000 shares of Common Stock in open market transactions at a weighted average price of $5.91 per share.  These shares were acquired in multiple transactions at prices ranging from $5.88 to $5.95.

On July 5, 2011, Mr. Kinzler acquired with personal funds 1,500 shares of Common Stock in open market transactions at a price of $4.99 per share.

On December 11, 2011, options to purchase 31,250 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2009 Non-Qualified Award.

On December 12, 2011, options to purchase 25,000 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2007 Non-Qualified Qualified Award.

On December 11, 2012, options to purchase 31,250 shares of Common Stock became exercisable by Mr. Kinzler pursuant to the 2009 Non-Qualified Award.

Item 4.  Purpose of the Transaction.

Mr. Kinzler may acquire or dispose of shares of Common Stock from time to time for investment or personal reasons.  Except in the ordinary course of acting in his capacity as President of the Company, as of the date hereof, Mr. Kinzler has no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)  Mr. Kinzler may be deemed to beneficially own 614,250 shares of Common Stock, which includes (i) 3,000 shares of Common Stock owned by Mr. Kinzler’s children, to which Mr. Kinzler disclaims beneficial ownership and (ii) currently exercisable options to acquire 313,750 shares of Common Stock.  The foregoing 614,250 shares of Common Stock represent approximately 7.1% of the Company’s outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of December 1, 2012, as represented in the Company’s Annual Report on Form 10-K for the year ended September 30, 2012, plus Mr. Kinzler’s currently exercisable options to acquire 313,750 shares of Common Stock).

(b)  See Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  See Item 3 for information on transactions with respect to the Common Stock during the past sixty days.

(d)  None, except for 3,000 shares of Common Stock owned by Mr. Kinzler’s children disclosed in Item 5(a).

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012	By:	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler